May 5, 1994



Transpacific Enterprises, Inc.
c/o David Mortimer
Finance Director
TNT Limited
TNT Plaza, Tower 1, Lawson Square
Redfern, 2016, New South Wales
Australia

	RE:  America West Airlines, Inc.

Gentlemen:

	Subject to the terms and conditions set forth below, Transpacific Enterprises, Inc. ("TPE") and all affiliates of TPE (collectively, the "Seller") hereby agrees to sell, and Belmont Capital Partners II, L.P. ("Belmont") hereby agrees to purchase, 1,884,438 shares of the Common Stock of, and $500,000 face amount of Series C 9.75% Preferred Stock of, America West Airlines, Inc. ("America West"), a Delaware corporation currently operating as a debtor-in-possession under Chapter 11 of the U.S. Bankruptcy Code.

1.        Securities to be Purchased:
(a) 1,884,438 shares of Common Stock (the "Common Stock") and (b) $500,000 face amount of 9.75% Series C Preferred Stock (the "Preferred Stock," and together with the Common Stock, the "Stock"). As of the date hereof, the Seller owns 3,768,876 shares of Common Stock and $1,000,000 face amount of the Preferred Stock of America West. The Stock shall be delivered to Belmont at the Closing (as defined below) with good and marketable title, free and clear of any liens, pledges, security interests, charges, encumbrances or other restrictions.

2.        Price:

	(a) The price to be paid for the Common Stock shall be $3.60 per share.

	(b) The price to be paid for the Preferred Stock shall be $500,000 plus any amount that the holder of the Preferred Stock shall receive as dividends on the Preferred Stock payable in respect of the period commencing on the date when dividends were last paid on the Preferred Stock through May 3, 1994 (the "TPE Preferred Stock Dividend"). Belmont shall keep TPE apprised of any information that it receives from America West regarding the status of the payment of dividends on the Preferred Stock. At the expense of Belmont, Belmont shall prosecute in the U.S. Bankruptcy Court proceedings of America West any claim of the holder for the payment of dividends with respect to the Preferred Stock; provided, however, that if TPE desires to assume such prosecution of any such claim it shall notify Belmont, and thereafter shall have the right at its own expense to assume the prosecution of such claim.

3.        Deposit:  Upon the execution
of this letter agreement, Belmont shall pay to TPE the sum of $500,000 as a deposit against the price to be paid by Belmont for the Stock. Such deposit shall be returned to Belmont promptly in the event that the transactions contemplated by this letter agreement are not consummated by the Termination Date (as defined below) unless the failure to consummate the transactions shall result from the breach by Belmont of its obligations hereunder or under the Purchase Agreement (as defined below).

4.        Closing and Payment:  Upon the
Closing Belmont shall pay to TPE a total of (i) an amount equal to $3.60 times the number of shares of Common Stock to be purchased under the Purchase Agreement plus
(ii) $500,000, less the Deposit. If the Closing has occurred, Belmont shall pay to TPE promptly any amount received by it in respect of dividends received in respect of the TPE Preferred Stock Dividend and shall hold any such receipts in trust on behalf of TPE.

5.        Purchase Agreement:  Following
execution of this letter agreement by TPE and Belmont, counsel for the parties shall promptly prepare a stock purchase agreement (the "Purchase Agreement") which shall conform with the terms and provisions of this letter agreement and shall contain such other terms and provisions (including representations and warranties, covenants and indemnification provisions) as are customarily contained in stock purchase agreements and as may be reasonably acceptable to the parties and their respective counsel. The parties shall use their best efforts to negotiate a mutually acceptable Purchase Agreement by May 13, 1994. It is the intention of the parties that the Purchase Agreement be executed within 14 days after execution of this letter agreement and the parties shall use their best efforts to do so. In the event that despite the best efforts of the parties the parties have not agreed on a mutually acceptable Purchase Agreement by May 21, 1994, either TPE or Belmont may terminate this letter agreement.

6.        Closing:  Closing of the
Purchase Agreement (the "Closing") shall occur as soon as possible after the execution thereof and upon the receipt of any necessary governmental or other approvals, if any. TPE and Belmont shall use their best efforts to cause the closing of the Purchase Agreement to occur no later than May 31, 1994 (the "Termination Date").

7.        Restrictions on Increases in
Ownership of Stock: After the date hereof until the effectiveness of any plan of reorganization regarding America West, the Seller shall not directly or indirectly, through one or more transactions or acting in concert with one or more persons, acquire, control or hold proxies, options or warrants for (all of which are comprised within the word "acquire" as used herein) any additional shares of Stock or any securities exchangeable for or convertible into Stock.

8.        Purchase for Investment.
Belmont represents that by reason of its business and financial experience, and the business and financial experience of those persons, if any, retained by it to advise it with respect to its investment in the Stock, Belmont has, alone or together with such advisors, such knowledge, sophistication and experience in business and financial matters as to be capable of evaluating the merits and risks of its proposed investment in the Stock, that it will be purchasing the Stock for its own account, or for one or more separate accounts maintained by it, or for the account of one or more institutional investors on whose behalf Belmont has authority to make this representation, for investment and not with a view to the distribution thereof or with any present intention of distributing or selling any of the Stock, except in compliance with the U.S. Securities Act of 1933, as amended, and except to one or more such institutional investors; provided, however, that the disposition of Belmont's or such investor's property shall at all time be within its control.

9.        Mutual Representation and
Warranty: Each of TPE and Belmont believes it possesses all information it considers necessary or appropriate for deciding whether or not to sell or purchase the Stock. Each of the parties, through its relationship with America West in connection with the U.S. Bankruptcy Court proceedings of America West and the proposed reorganization of America West, may have material non-public information concerning America West and, and the extent that it has such information, is not sharing such information with, or relying on, the other party hereto, in connection with its agreement to purchase or sell the Stock.

10.       Further Assurances:  TPE and
Belmont hereby agree to do such further things and to execute such further documents as may be necessary or desirable to effectuate this letter agreement and the transactions contemplated herein, including, but not limited to, all necessary consents, permissions, notices and similar documents or instruments.

11.       Governing Law:  This letter
agreement and the Purchase Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and entirely to be performed with the State of Delaware.

	Please confirm that the foregoing correctly sets forth the understandings between TPE and Belmont by signing this letter agreement at the space indicated below and returning one fully signed copy to the undersigned.


		       BELMONT CAPITAL PARTNERS II, L.P.



			By:  _____________________
			Name:  ___________________
			Title:  __________________



Agreed to this ____ day of
May, 1994:


TRANSPACIFIC ENTERPRISES, INC.


By:  ___________________
Name:  _________________
Title:  ________________